Exhibit 12

Deluxe Corporation
Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,	Year Ended December 31,
	2004	2003	2002	2001	2000	1999
Earnings:
Income from continuing operations before income taxes	$152,118	$299,380	$340,722	$297,534	$273,429	$322,582
Interest expense (excluding capitalized interest)	10,378	19,241	5,079	5,691	11,900	8,852
Portion of rent expense under long-term operating
leases representative of an interest factor	1,129	2,478	3,058	3,540	3,520	7,728

Total earnings	$163,625	$321,099	$348,859	$306,765	$288,849	$339,162
Fixed charges:
Interest expense (including capitalized interest)	$10,437	$19,241	$5,139	$5,691	$11,900	$9,925
Portion of rent expense under long-term operating
leases representative of an interest factor	1,129	2,478	3,058	3,540	3,520	7,728

Total fixed charges	$11,566	$21,719	$8,197	$9,231	$15,420	$17,653
Ratio of earnings to fixed charges	14.1	14.8	42.6	33.2	18.7	19.2